Filed by CF Finance Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

TuSimple and AEye Partner to Deploy Long-Range LiDAR for
Autonomous Trucking

AEye’s Adaptive, High-Performance LiDAR Helps Heavy-Duty Trucks See Farther, Detect Objects Sooner - Advancing Middle-Mile Logistics

Dublin, CA – July 14, 2021 – AEye, Inc., (“AEye”) the global leader in adaptive, high-performance LiDAR solutions, today announced a development partnership with global self-driving technology company, TuSimple. TuSimple is working with VW’s TRATON Group to develop a commercial-ready fully autonomous system for heavy-duty trucks, and is co-developing Level 4 self-driving trucks with Navistar, targeting production in 2024. TuSimple selected AEye as a development partner based on AEye LiDAR’s extreme long-range performance, impressive weather capabilities, and its ability to address the most challenging autonomous trucking situations.

The partially and fully autonomous truck market is expected to reach approximately $88 billion by 2027, growing at a compound annual growth rate of greater than 10% between 2020 and 2027, according to data from Acumen Research and Consulting.

“TuSimple has the world’s most advanced autonomous driving system, with the industry’s best long-range perception,” said Chuck Price, Chief Product Officer at TuSimple. “AEye’s adaptive LiDAR complements our solution, with its ultra-long range, high performance, enabling object acquisition and avoidance capabilities at highway speeds that are imperative for safe autonomous trucking implementations. AEye’s software-configurable hardware enables us to utilize a single sensor for both low speed, wide Field-of-View cut-ins and high speed, long-range, small object detection - flexibility that is incredibly powerful for addressing the wide scope of trucking corner cases.”

AEye LiDAR enables the highest levels of safety for all vehicles - including heavy-duty trucks. Its 1000 meter range, as well as its resolution and speed, have been independently verified as industry-leading by automated vehicle technology evaluator, VSI Labs. AEye’s LiDAR delivers more than twice the range and over two times the resolution of any long-range LiDAR. Its automotive-grade reliability, solid-state MEMS scanner performance, and its unique ability, via the system’s 1550nm adaptive LiDAR, to effectively scan through rain and other obscurants, makes it ideal for trucking. Additionally, it is the only software-configurable LiDAR, enabling customers to use the same LiDAR hardware optimized for each application, ranging from complex merging to hub-to-hub highway automation.

“We are pleased to partner with TuSimple in advancing reliable highway autonomy for long-haul trucks,” said Blair LaCorte, CEO at AEye. “AEye’s high performance LiDAR system enables detection of road debris, pedestrians, vehicles, and more at extremely long ranges, with software-configurable control that enables TuSimple’s full stack to navigate complex environments at speed. We look forward to a rich partnership with TuSimple, deploying the next generation of autonomous solutions for the trucking industry.”

AEye’s iDAR™ is a proprietary, intelligent, low-cost LiDAR that uses adaptive sensing to deliver industry-leading performance and address the most difficult challenges facing autonomous driving while meeting automotive functional safety requirements. Traditional sensing systems passively collect data. AEye’s adaptive LiDAR scans the entire scene, while intelligently focusing on what matters in order to enable safer, smarter, and faster decisions in complex scenarios. As a result, AEye’s LiDAR uniquely enables higher levels of autonomous functionality (SAE L2-L5) at the optimal performance, power, and price.

AEye will host a virtual investor day on Friday, July 16, and remains on track to complete its previously announced business combination agreement with CF Finance Acquisition Corp. III (Nasdaq: CFAC) (“CF III”), a special purpose acquisition company sponsored by Cantor Fitzgerald, in the third quarter of 2021. The business combination is expected to provide up to $455 million in gross proceeds. The combined company is expected to be listed on the Nasdaq under the ticker symbol, “LIDR”. For more information, visit https://aeyeinvestorday.com/.

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About AEye

AEye is the premier provider of high-performance, adaptive LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s AI-enabled and software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state adaptive LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

Important Information and Where to Find It

AEye and CF III have entered into a merger agreement in connection with a proposed business combination. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, CF III has filed a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Following effectiveness of the registration statement, the definitive proxy statement/ prospectus will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed business combination. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the business combination, which is expected to be filed by CF III with the SEC, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.

Media Contact:

AEye, Inc.
Jennifer Deitsch
jennifer@aeye.ai
925-400-4366

Investors:

Financial Profiles, Inc.

Matt Keating

AEye@finprofiles.com

310-622-8230

John Brownell

AEye@finprofiles.com

310-622-8489

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